MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company

Quest Capital Corp. (the “Corporation”)
Suite 1028 – 550 Burrard Street
Vancouver, BC V6C 2B5

Item 2	Date of Material Change

The material change occurred on June 9, 2010.

Item 3	News Release

The Corporation issued a press release on June 10, 2010, through Marketwire via Canadian Timely Disclosure and US Timely Disclosure Networks.

Item 4	Summary of Material Change

The Corporation announced that it has signed a letter of intent with Sprott Consulting Limited Partnership (“Sprott”) pursuant to which the Corporation proposes to: enter into a management services agreement with Sprott, discontinue real estate lending and focus instead on lending to natural resource companies, initiate a substantial issuer bid to repurchase up to $60 million of its current issued and outstanding common shares (subject to applicable regulatory approvals), proceed with a private placement of up to $25 million with Sprott, and reinstate dividends.

Item 5	Full Description of Material Change

See “Schedule A” attached hereto.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

A. Murray Sinclair, Chairman or Jim Grosdanis, Chief Financial Officer
Telephone: (800) 318-3094 or (604) 687-8378

Item 9	Date of Report

June 10, 2010